
07005428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2007
WASH, D.C. 153 SECTION

SEC FILE NUMBER
8-67362

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/04/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEROCEAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 N. MICHIGAN AVE., SUITE 3125
(No. and Street)

CHICAGO, (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY J. SADZEWICZ (312) 698-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER, COOPER & CO., LTD.
(Name – *if individual, state last, first, middle name*)

650 DUNDEE ROAD SUITE 250, (Address) NORTHBROOK, (City) IL (State) 60062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERY J. SADZEWICZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEROCEAN SECURITIES, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

Notary Public

OFFICIAL SEAL
LORRAINE FLYNN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
InterOcean Securities LLC

We have audited the accompanying statement of financial condition of InterOcean Securities LLC as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of InterOcean Securities LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

MILLER, COOPER & CO., LTD.



Certified Public Accountants

Northbrook, Illinois
February 26, 2007

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

InterOcean Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$	728,237
Due from related parties		187,083
Due from employee		5,000
Prepaid expenses and other assets		7,662
Total assets	$	927,982

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	21,315
MEMBER'S CAPITAL		906,667
	$	927,982

The accompanying notes are an integral part of this statement.

InterOcean Securities LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

InterOcean Securities LLC (the Company) is an Illinois Limited Liability Company that is a broker-dealer and member of the National Association of Securities Dealers, Inc. The Company has regulatory authority to engage in a number of different lines of business, including securities activities involving the retail of corporate equity securities, municipal securities, corporate debt securities, and mutual funds; participation in best efforts underwriting; acting as a U.S. Government securities broker, put or call broker, option writer, and non-exchange member arranging for transactions in listed securities by exchange members; and engaging in the private placement of securities. As of December 31, 2006, the Company had not commenced operations in any of these lines of business. The Company is wholly-owned by InterOcean Financial Group, LLC (Member).

2. Revenue Recognition

Interest income is recognized as it is earned.

3. Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

4. Income Taxes

The Company was established as a Limited Liability Company. Accordingly, net income (loss) is specifically allocated and taxed to its individual member. No provision has been made for income taxes.

5. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $706,922, which was $606,922 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

NOTE C - RELATED-PARTY TRANSACTIONS

Due from related parties consists of the following uncollateralized, noninterest-bearing advances. These advances are due on demand.

Advances to Member	$ 157,083
Advances to InterOcean Wealth Management LLC, a wholly-owned subsidiary of the Member	30,000
	$ 187,083

The Company subleases its office facility from the Member. See Note D.

NOTE D - LEASE OBLIGATIONS AND RELATED-PARTY TRANSACTION

The Company leases its office facility under an operating sublease agreement with the Member. The agreement requires monthly payments based on the number of square feet subleased (calculated as the number of the Company's employees multiplied by 250) multiplied by $1.615 through April 2007. Future minimum lease payments for this lease as of December 31, 2006, based on the average monthly payment for 2006, are $11,304 for 2007.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one institution located in Chicago, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company also has commercial paper of one institution located in Chicago, Illinois. The commercial paper is uninsured. Aggregate uninsured cash and cash equivalent balances approximated $703,181 at December 31, 2006.

SUPPLEMENTARY INFORMATION

InterOcean Securities LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Total assets	$	927,982
Less nonallowable assets		199,745
Adjusted assets		728,237
Total liabilities		21,315
Net capital		706,922
Minimum adjusted net capital required [greater of 12.5 % aggregate indebtedness ($2,664) or $100,000]		100,000
Excess net capital	$	606,922
Aggregate indebtedness		
Accounts payable and accrued expenses	$	21,315
Reconciliation of net capital		
Net capital, as originally reported in the Company's FOCUS report	$	714,125
Adjustments to increase accounts payable and accrued expenses to amounts actually owed at December 31, 2006		(7,203)
Net capital	$	706,922
Ratio		
Aggregate indebtedness to net capital		.03 to 1

END